AMERICA FIRST MULTIFAMILY INVESTORS, L.P.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

November 18, 2013

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mark S. Webb
Division of Corporation Finance

Re:	America First Multifamily Investors, L.P. Request for Acceleration of Effectiveness of Registration Statement on Form S-3 File No. 333-191014

Dear Mr. Webb:

On behalf of America First Multifamily Investors, L.P., the registrant in the above-referenced Registration Statement, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that effectiveness of such Registration Statement be accelerated and declared effective by the Securities and Exchange Commission (the “Commission”) as of 5:00 p.m. (Eastern time) on Tuesday, November 19, 2013, or as soon thereafter as practicable.

This confirms that the registrant is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  The registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact David P. Hooper at Barnes & Thornburg LLP at (317) 231-7333.

[Signature Page Follows]

AMERICA FIRST MULTIFAMILY INVESTORS, L.P.
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102

AMERICA FIRST MULTIFAMILY INVESTORS, L.P.

By: America First Capital Associates Limited Partnership Two, its General Partner

By: The Burlington Capital Group LLC, General Partner of America First Capital Associates Limited Partnership Two

By:	/s/ Timothy Francis
Name: Timothy Francis
Title: Chief Financial Officer

Signature Page to Acceleration Request